UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

<u>   1-15597   </u>
SEC File Number

<u>   515097 10 3   </u>
CUSIP Number

[ ] Form 10-K [ ] Form 20-F [   ] Form 11-K [x] Form 10-Q [ ] Form N-SAR

For the period ended: September 30, 2002

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the transition period ended: _____

Read attached instruction sheet before preparing form. Please Print or Type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: <u>This filing relates to the entire Form 10-QSB for the quarterly period ended September 30, 2002.</u>

Part I - Registrant Information

Full Name of Registrant: LandStar, Inc.

Former Name if Applicable:

**Address of Principal Executive
Office (Street and Number)**: 15825 N. 71st Street, Suite 205

City, State and Zip Code Scottsdale, AZ 85254

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III - Narrative

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Explanation:

The Form 10-QSB for LandStar, Inc. (the "Company") has been accumulated and has been sent to the Company's external auditors for their review. The auditors and the Company need additional time to review the entire package and finalize disclosure of several transactions that occurred at or after quarter end.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Michael F. Jones - (480) 368-2245

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940

during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

[x] Yes   [   ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change:

The results of operations for the quarter and nine months ended September 30, 2002 will differ significantly from those results of the prior year. In the prior year, the Company's only source of revenue was the management fees earned from managing the company they subsequently purchased. On February 28, 2002, the Company purchased a manufacturing plant and consolidated the results of that operation starting March 1, 2002. The Company will report both sales, which it has previously never had, as well as management fees. Net loss will approximate $1.6 million for the three months ended September 30, 2002 compared to $960,000 for the same period of the prior year and $8.45 million for the nine months ended September 30, 2002 compared to a loss of $2,919,000 for the same period of 2001.

LandStar, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2002   /s/ Michael F. Jones
                                      Michael F. Jones, Chief Financial Officer

November 12, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: LandStar, Inc. Form 12b-25 Notification of Late Filing
        Commission File No.: 1-15597

Ladies and Gentlemen:

On behalf of LandStar, Inc. (the "Company"), pursuant to Regulation S-T under the Securities Act of 1933, as amended (the "Act"), and the General Instructions to Form 12b-25, the Company's Form 12b-25 is being transmitted herewith.

Any questions or comments may be directed to the undersigned at (480) 368-2245.

Very truly yours,

/s/ Michael F. Jones

Chief Financial Officer